TERRA NOVA GOLD CORP.


                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                            FRANKFURT STOCK EXCHANGE SYMBOL: GLT
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                                   JUNE 17, 2003

NEWS  RELEASE


                    MORE HIGH GRADE GOLD AT CAPE RAY PROJECT
                    ----------------------------------------

Mr. Harvey Keats, President of Terra Nova Gold Corp. (the "Company") is pleased to announce results of the first 4 of 7 holes recently drilled on the Cape Ray Gold Project located in southwest Newfoundland. Six of the seven holes were drilled on the 04 deposit, where previous owners carried out over 9,000 metres of drilling in 35 holes, and identified two principal veins (the 'A' and 'B' veins) with significant gold mineralization. The seventh hole was drilled on the 41 deposit where previous owners carried out over 11,000 meters of drilling in 54 holes, and identified five mineralized vein systems with significant gold mineralization. The recent drilling was designed to explore for extensions to known mineralization and to fill in gaps in known veins. Management is extremely pleased by the results to date and feel that they have greatly expanded the understanding of the 04 deposit, and have significantly advanced the project. Significant assays are shown below:

        HOLE     FROM (M)     TO (M)     INTERVAL (M)     GRADE (G/T AU)
        ----     --------     ------     ------------     --------------
CR-2003-01
----------
                          64.92     66.45     1.52     27.29
                          -----     -----
                          66.45     67.21     0.76     12.51
                          67.21     68.58     1.37     20.67
                         WEIGHTED AVERAGE     3.66     21.74
                         ----------------     ----     -----
CR-2003-02
----------
                         218.85     220.37     1.52     15.60
                         ------     ------
                         220.37     221.90     1.52     17.14
                         221.90     222.20     0.30     0.00
                         222.20     222.51     0.30     8.67
                         222.51     222.81     0.30     2.91
                         WEIGHTED AVERAGE     3.96     13.50
                         ----------------     ----     -----
CR-2003-03
----------
                          78.64     79.25     0.61     86.33
                          -----     -----
                          79.25     80.16     0.91     1.30
                          80.16     81.08     0.91     20.50
                          81.08     82.14     1.07     40.83
                         WEIGHTED AVERAGE     3.51     33.12
                         ----------------
                          86.56     87.17     0.61     37.23
                          -----     -----     ----     -----
                         WEIGHTED AVERAGE     0.61     37.23

CR-2003-01 was drilled to test the up-plunge extension of the A and B veins. The hole intersected 21.74 G/T GOLD OVER 3.66 METRES in a mineralized quartz vein, 25 metres up-dip of 24.0 g/t gold over 1.52 metres in the A vein. The intersection may represent both the A and B veins.

CR-2003-02 was drilled to test an area of insufficient information in the A vein. The hole intersected 13.5 G/T GOLD OVER 3.96 METRES in a mineralized quartz vein, 22 metres down-dip of 12.0 g/t gold over 1.52 metres in the A vein. The A vein is still open down-dip. The intersection was significantly wider and of higher grade than the average grade and thickness in the surrounding holes.

CR-2003-03 was drilled to test the up-plunge end of the B vein. In order to reach the B vein, the hole drilled through the mineralized A vein and intersected 33.12 G/T OVER 3.51 METRES. The hole then intersected 37.23 G/T GOLD OVER 0.61 METRES in mineralized B vein, 27 metres down-dip of 18.9 g/t gold over 2.74 metres in the B vein.

CR-2003-04 was drilled 38 metres down-dip of 4.8 g/t gold over 1.83 metres and 30 metres up-dip of 8.9 g/t gold over 1.52 metres in the A vein. The hole did not intersect significant mineralization but is surrounded by previous intersections with substantial grades and thicknesses. The hole intersected 9 metres of fault gouge where the A vein was expected to be intersected.

Assays are pending for holes CR-2003-05 and CR-2003-07 drilled on the 04 deposit, and for hole CR-2003-06 drilled on the 41 deposit.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 and 41 deposits. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres, and 100,000 tonnes of 8.2 g/t gold to a depth of 100 metres at the 41 deposit. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 and 41 deposits could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 and 41 deposits at this time.

Drilling on the Isle aux Morts area in late 2002 was focused on determining the open pit potential of the Isle aux Morts deposit. Five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

The Company has received support from the Government of Newfoundland & Labrador in the form of a $78,830.00 grant under its Junior Company Exploration
Assistance Program. The grant will partially reimburse expenditures on the recent drill program at the 04 and 41 deposits.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in this news release.


                       On behalf of the Board of Directors

                              TERRA NOVA GOLD CORP.


                                 "Harvey Keats"
                                    President